Marker Therapeutics, Inc.

5 West Forsyth Street, Suite 200

Jacksonville, FL 32202

November 13, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffery Gabor

Re:	Marker Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-228059

Dear Mr. Gabor:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement on Form S-3, be accelerated so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on Friday, November 16, 2018, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby authorize Mark Catchur of Shumaker, Loop & Kendrick, LLP, our outside legal counsel, to orally modify or withdraw this request of acceleration. Once the Registration Statement has been declared effective, please confirm that event with Mr. Catchur at (813) 227-2264. Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Michael Loiacono
	Name:	Michael Loiacono
	Title:	Chief Financial Officer

cc: Mark Catchur, Shumaker, Loop & Kendrick, LLP